Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report.

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (‘‘U.S. GAAP’’) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘seeks,’’ ‘‘estimates,’’ or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to the continuing availability of cash to pay dividends; our ability to make acquisitions that are accretive to cash flow; changing supply and demand for aircraft; changes in aircraft value; changes in lease rates; our ability to remarket aircraft; lessee defaults; changes in the commercial aviation industry generally; the performance of our Manager and Servicer; maintenance costs; changes in tax, accounting or aviation related laws or regulations; our ability to secure additional financing; changes in interest rates; potential damage to our aircraft; obsolescence of our aircraft portfolio; increased operational costs; competition; the adequacy of our insurance coverage; our ongoing ability to comply with applicable law; early lease termination; the geographic concentration of our lessees; rising fuel costs; airline performance and bankruptcies; terrorist attacks, war, armed hostilities and geopolitical instability; pandemics such as SARs or avian influenza; and the success of aircraft and engine manufacturers, Factors also include those described under Item 3 ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC on March 31, 2008.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms ‘‘B&B Air’’, ‘‘Company’’, ‘‘we’’, ‘‘our’’ and ‘‘us’’ refer to Babcock & Brown Air Limited and its subsidiaries; (2) the term ‘‘B&B Air Funding’’ refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term ‘‘B&B Air Acquisition’’ refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) all references to our shares refer to our common shares held in the form of American Depositary Shares or ADSs; (5) the terms ‘‘Predecessor’’ and ‘‘JET-i’’ refer to JET-i Leasing LLC, the Predecessor company of B&B Air; (6) the terms ‘‘B&B’’ and ‘‘Babcock & Brown’’ refer to Babcock & Brown Limited, an Australian company, and its subsidiaries; (7) the terms ‘‘BBAM’’ and the ‘‘Servicer’’ refer to Babcock & Brown Aircraft Management LLC and Babcock & Brown Aircraft Management (Europe) Limited, collectively; and (8) the term ‘‘Manager’’ refers to Babcock & Brown Air Management Co. Limited, the Company’s manager.

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PART I — FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Babcock & Brown Air Limited

Consolidated Balance Sheets

AS OF MARCH 31, 2008 (UNAUDITED) AND DECEMBER 31, 2007

(Dollar amounts in thousands, except share and par value data)

	2008	2007
	(Unaudited)
Assets
Cash and cash equivalents	$24,682	$15,616
Rent receivables	2,572	832
Restricted cash and cash equivalents	76,300	112,621
Flight equipment under operating leases, net	1,646,017	1,309,142
Investment in direct finance leases, net	74,438	74,693
Deferred tax asset, net	38,281	36,712
Other assets, net	38,127	39,610
Total assets	1,900,417	1,589,226
Liabilities
Accounts payable and accrued liabilities	6,701	5,336
Rentals received in advance	6,736	7,675
Payable to related parties	1,189	1,651
Security deposits	30,181	22,899
Maintenance payment liability	68,474	49,850
Notes payable, net	852,194	852,933
Borrowings under aircraft acquisition facility	417,935	132,947
Other liabilities	51,891	25,433
Total liabilities	1,435,301	1,098,724
Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 33,603,450 shares issued and outstanding	34	34
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	506,480	506,339
Notes receivable for common shares	—	(1,827)
Retained earnings (deficit)	(2,773)	2,345
Accumulated other comprehensive loss, net	(38,625)	(16,389)
Total shareholders’ equity	465,116	490,502
Total liabilities and shareholders’ equity	$1,900,417	$1,589,226

The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited

Consolidated Statement of Operations

FOR THE THREE MONTHS ENDED MARCH 31, 2008 (UNAUDITED)

(Dollar amounts in thousands, except share and per share data)

2008 (Unaudited)
Revenues
Operating lease revenue	$48,388
Finance lease income	2,446
Interest and other income	1,111
Total revenues	51,945

Expenses
Depreciation	15,045
Interest expense	17,939
Selling, general and administrative	5,044
Maintenance and other costs	439
Total expenses	38,467

Net income before provision for income taxes	13,478
Provision for income taxes	1,794
Net income	$11,684
Weighted average number of shares	33,603,450
Basic and diluted earnings per share	$0.35
Dividends declared and paid per share	$0.50

The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited

Consolidated Statement of Shareholders’ Equity

FOR THE THREE MONTHS ENDED MARCH 31, 2008 (UNAUDITED)

(Dollar amounts in thousands, except share data)

	Manager Shares		Common Shares
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Notes Receivable for Common Shares	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss, net	Total Shareholders’ Equity	Total Comprehensive Income (Loss)
Balance December 31, 2007	100	$—	33,603,450	$34	$506,339	$(1,827)	$2,345	$(16,389)	$490,502
Collections of notes receivable for common shares	—	—	—	—	—	1,827	—	—	1,827
Dividends to shareholders	—	—	—	—	—	—	(16,802)	—	(16,802)
Other	—	—	—	—	141	—	—	—	141
Net income	—	—	—	—	—	—	11,684	—	11,684	$11,684
Net change in the fair value of derivatives, net of deferred tax benefit of $3,177	—	—	—	—	—	—	—	(22,236)	(22,236)	(22,236)
Comprehensive loss, net										$(10,552)
Balance March 31, 2008 (Unaudited)	100	$—	33,603,450	$34	$506,480	$—	$(2,773)	$(38,625)	$465,116

The accompanying notes are an integral part of this financial statement.

Babcock & Brown Air Limited

Consolidated Statement of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31, 2008 (UNAUDITED)

(Dollar amounts in thousands)

2008 (Unaudited)
Cash Flows from Operating Activities
Net Income	$11,684
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation	15,045
Amortization of debt issuance costs	1,515
Amortization of lease discounts/premiums and other items	(492)
Direct finance lease income	(2,446)
Deferred tax expense	1,608
Changes in operating assets and liabilities:
Rent receivables	(1,740)
Other assets	19
Payable to related parties	(462)
Accounts payable and accrued liabilities	(1,294)
Rentals received in advance	(879)
Accrued interest payable	(322)
Other liabilities	1,762
Net cash flows provided by operating activities	23,998
Cash Flows from Investing Activities
Acquisition of aircraft comprising the Initial Portfolio	(53,966)
Purchase of flight equipment	(290,160)
Proceeds from direct finance leases	2,701
Net cash flows used in investing activities	(341,425)
Cash Flows from Financing Activities
Movement in restricted cash and cash equivalents	36,321
Security deposits received	8,282
Security deposits returned	(1,000)
Proceeds from maintenance payment liability	13,630
Proceeds from aircraft acquisition facility, net	284,235
Collections of notes receivable for common shares	1,827
Dividends paid	(16,802)
Net cash flows provided by financing activities	326,493

2008 (Unaudited)
Net increase in cash	9,066
Cash at beginning of period	15,616
Cash at end of period	$24,682
Supplemental Disclosure:
Cash paid during the period for:
Interest paid	$15,989
Taxes paid	—

Noncash investing and financing activities:
Maintenance payment liability assumed	4,994

The accompanying notes are an integral part of these consolidated financial statements.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

1.	ORGANIZATION

Babcock & Brown Air Limited (the ‘‘Company’’ or ‘‘B&B Air’’) is a Bermuda exempted company incorporated on May 3, 2007 under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed by Babcock & Brown Limited, an Australian company (collectively including its subsidiaries, ‘‘Babcock & Brown’’), to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries: B&B Air Funding and B&B Air Acquisition.

Although the Company is organized under the laws of Bermuda, it is a resident in Ireland for Irish tax purposes and will be subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company was organized under the laws of Ireland.

In connection with its formation, B&B Air issued 1,000,000 common shares for $10,000 to Babcock & Brown. The shares were cancelled in October 2007 and the $10,000 of initial capital contribution was refunded to Babcock & Brown.

On October 2, 2007, the Company completed (i) its initial public offering (‘‘IPO’’) and issued 18,695,650 common shares in the form of American Depositary Shares at a public offering price of $23 per share; (ii) a private placement of 14,907,800 American Depositary Shares with Babcock & Brown and certain other equity investors of JET-i Holdings LLC, the parent company of JET-i Leasing LLC (‘‘JET-i’’), the predecessor company of B&B Air and certain funds managed by a company in which Babcock & Brown has an interest (together with the IPO, the ‘‘Offerings’’); and (iii) issued $853.0 million of aircraft lease-backed Class G-1 notes at an offering price of 99.71282% or $850.6 million as part of a securitization transaction (the ‘‘Notes’’) through its subsidiary, B&B Air Funding. Net underwriting fees and other offering costs totalling approximately $26.3 million were incurred in connection with the IPO.

The Company utilized the net proceeds from the Offerings and the Notes to finance the acquisition of its Initial Portfolio of 47 commercial jet aircraft (‘‘Initial Portfolio’’). Forty-four of the aircraft in the Initial Portfolio were transferred to the Company from JET-i by the equity investors of JET-i Holdings LLC. The remaining three aircraft were acquired from companies managed by Babcock & Brown. A cash balance of approximately $120.8 million was retained by the Company to purchase additional aircraft.

The transfer of the 44 aircraft from JET-i and three aircraft from a company managed by Babcock & Brown has been completed. Aircraft transferred to the Company from JET-i were recorded by the Company at JET-i’s net book value as of the delivery date. A deemed distribution to the predecessor company was recorded by B&B Air representing the excess between the purchase price of the aircraft, including related assets and liabilities assumed by the Company over the aircraft’s carrying value as of delivery date. A deferred tax benefit was recorded for the difference in depreciable tax basis and the book value of the aircraft.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

In accordance with the Company’s bye-laws, B&B Air issued 100 shares with a par value of $0.001 to Babcock & Brown Air Management Co. Limited (‘‘Manager Shares’’) for no consideration. Subject to the provisions of the Company’s bye-laws, the Manager Shares shall have the right to appoint the nearest whole number of directors to the Company which is not more the 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible to common shares and except as provided for in the bye-laws, have no voting rights.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

B&B Air is a holding company that conducts its business through its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (‘‘GAAP’’). All intercompany transactions and balances have been eliminated. The consolidated financial statements include the accounts of B&B Air and all of its subsidiaries. In instances where the Company is the primary beneficiary, B&B Air would consolidate a Variable Interest Entity (‘‘VIE’’) in accordance with Financial Accounting Standards Board (‘‘FASB’’) Interpretation No. 46, Consolidation of Variable Interest Entities. The consolidated financial statements are stated in United States Dollars, which is the principal operating currency of the Company.

The accompanying consolidated financial statements as of and for the three months ended March 31, 2008 are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in our opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the period presented is not necessarily indicative of the result that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, we believe that the disclosures are adequate to make the information presented not misleading.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third party appraisers and other materials, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

RISKS AND UNCERTAINTIES

The Company encounters during the normal course of its business two significant types of economic risk: credit and market. Credit risk is the risk of a lessee’s inability to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the credit facilities.

In addition, B&B Air is dependent upon the viability of the commercial aviation industry, which could affect the Company’s ability to service the leases on flight equipment it owns. Overcapacity and high levels of competition in some geographical markets may create unscheduled lease returns and possible supply surpluses, which may create pressure on rentals and flight equipment values. The values of flight equipment under operating leases and investment in direct finance leases will be subject to fluctuations in the values of commercial aircraft worldwide. A material decrease in values could have a negative effect on lease rentals and residual values and may require recognition of an impairment in the carrying value of the flight equipment.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

RENT RECEIVABLES

Rent receivables represent unpaid, current lessee obligations under existing lease contracts. The allowance for doubtful accounts is maintained at a level believed adequate by management to absorb probable losses inherent in rent receivables and is established on a specific identification basis. The assessment of default risk is primarily based on the extent to which amounts outstanding exceed the value of security held, the financial strength and condition of a debtor and the current economic conditions of the debtor’s operating environment and geographical areas, including regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows and consideration of current environmental factors and economic trends, all of which may be susceptible to significant change. Uncollectible rent receivables are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is recorded based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. As of March 31, 2008, the Company did not have any allowance for doubtful accounts.

RESTRICTED CASH AND CASH EQUIVALENTS

Pursuant to the Company’s credit agreements, certain payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. The Company’s restricted cash and cash equivalents consist primarily of (i) security deposits and maintenance payments received from lessees under the terms of various lease agreements, (ii) rent collections and (iii) other cash, all of which are subject to withdrawal restrictions pursuant to the order of priority governed by the Company’s credit agreements which are further described in Notes 6 and 7.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

All restricted cash is held by major financial institutions in segregated accounts.

FLIGHT EQUIPMENT UNDER OPERATING LEASES

Flight equipment under operating lease is recorded at cost and depreciated on a straight-line basis over their remaining useful lives to estimated residual values. Aircraft transferred from JET-i were recorded by the Company at JET-i’s net book value as of the delivery date and are depreciated on a straight-line basis over their remaining useful lives to estimated residual values. Useful life is 25 years from the date of manufacture. Residual values are generally estimated to be 15% of original manufacturer’s estimated realized price for the flight equipment when new. Management may, at its discretion, make exceptions to this policy on a case by case basis when, in its judgement, the residual value calculated pursuant to this policy does not appear to reflect current expectations of residual values. Examples of such situations include, but are not limited to:

•	Flight equipment where original manufacturer’s prices are not relevant due to plane modifications and conversions.
•	Flight equipment which is out of production and may have a shorter useful life or lower residual value due to obsolescence.

Estimated residual values and useful lives of flight equipment are reviewed and adjusted if appropriate, at each reporting period. As of March 31, 2008 and December 31, 2007, management’s estimates of residual values for flight equipment under operating leases averaged 15.0% and 14.9%, respectively, of the original manufacturer’s estimated realized price.

Major improvements and modifications incurred for an aircraft are capitalized and depreciated over the remaining life of the flight equipment.

Lease acquisition costs related to reconfiguration of the aircraft cabin and other lessee specific modifications are capitalized and amortized into expense over the term of the lease, assuming no lease renewals and are included in other assets. Generally, lessees are required to provide for repairs, scheduled maintenance and overhauls during the lease term and to be compliant with return conditions of flight equipment at lease termination. Costs paid by us for scheduled maintenance and overhauls in excess of amounts paid by lessees that materially increase long term value or useful life of the flight equipment are capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.

At the time of an aircraft acquisition, the Company evaluates whether the lease acquired with the aircraft is at fair market value. A lease premium is recognized when it is determined that the acquired lease’s terms are above market value; lease discounts are recognized when it is determined that the acquired lease’s terms are below fair market value. Lease premiums are capitalized into other assets and lease discounts are recorded in other liabilities and both are amortized on a straight-line basis to rent revenue over the lease term.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

FLIGHT EQUIPMENT HELD FOR SALE

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (‘‘SFAS No. 144’’), flight equipment is classified as held for sale when we commit to and commence a plan of sale that is reasonably expected to be completed within one year. Flight equipment held for sale is stated at the lower of carrying value or fair value less estimated costs to sell.

Flight equipment held for sale is not depreciated and related deferred costs are not amortized. Subsequent changes to the asset’s fair value, either increases or decreases are recorded as adjustments to the carrying value of the flight equipment; however, any such adjustment would not exceed the original carrying value of the flight equipment held for sale. The rent received from flight equipment held for sale and related interest expense, net of income taxes, are reported in income from discontinued operations.

Flight equipment intended for sale beyond one year of the latest reporting period remains classified as Flight Equipment Under Operating Leases and continues to be depreciated over its remaining useful life until such time the sale closing date is less than one year away. No flight equipment was held for sale as of March 31, 2008 or December 31, 2007.

IMPAIRMENT OF FLIGHT EQUIPMENT

In accordance with SFAS No. 144, the Company evaluates flight equipment for impairment where circumstances indicate that the carrying amounts of such assets may not be recoverable. The review for recoverability includes an assessment of the estimated future cash flows associated with the use of an asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will assess whether the fair values of the flight equipment exceed the carrying value and an impairment loss is required. The impairment loss is measured as the excess of the carrying amount of the impaired asset over its fair value. Fair value reflects the present value of cash expected to be received from the aircraft in the future, including its expected residual value discounted at a rate commensurate with the associated risk. Future cash flows are assumed to occur under the current market conditions and assume adequate time for a sale between a willing buyer and a willing seller. Expected future lease rates are based on all relevant information available, including the existing lease, current contracted rates for similar aircraft, appraisal data and industry trends. Residual value assumptions generally reflect an aircraft’s salvage value, except where more recent industry information indicates a different value is appropriate.

The preparation of these impairment analyses requires the use of assumptions and estimates, including the level of future rents, the residual value of the flight equipment to be realized upon sale at some date in the future, estimated downtime between re-leasing events and the amount of re-leasing costs. There were no impairment losses recognized in the three months ended March 31, 2008.

INVESTMENT IN DIRECT FINANCE LEASES

In accordance with SFAS No. 13, Accounting for Leases, the Company has recorded certain leases as Investment in Direct Finance Leases which consists of lease receivables, plus the estimated residual value of the equipment on lease termination date less unearned income. Lease receivables represent the

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

total rent to be received over the term of the lease reduced by rent already collected. Initial unearned income is the amount by which the original sum of the lease receivable and the estimated residual value exceeds the original cost of the leased equipment. Unearned income is amortized to finance lease income over the lease term in a manner that produces a constant rate of return on the net investment in the lease.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage its exposure to interest rate and foreign currency risks. Derivatives are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (‘‘SFAS No. 133’’), as amended. All derivatives are recognized on the balance sheet at their fair value. SFAS No. 133 provides hedge accounting provisions, which permit the change in the fair value of the item being hedged to be recognized into earnings in the same period and in the same income statement line as the change in the fair value of the derivative instrument. On the date that the Company enters into a derivative contract, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either a freestanding asset or liability. Changes in the fair value of a derivative that is designated and qualifies as an effective cash flow hedge are recorded in accumulated other comprehensive income (loss), net of tax, until earnings are affected by the variability of cash flows of the hedged transaction.

Any derivative gains and losses that are not effective in hedging the variability of expected cash flows of the hedged item are recognized directly into income. Changes in the fair value of derivative financial instruments that do not qualify for hedge treatment under SFAS No. 133 are recorded in income.

At the hedge’s inception and at least quarterly thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged items and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued. When this occurs, unrecognized gains and losses recorded on hedged assets and liabilities are amortized over the remaining life of the hedged item beginning no later than when hedge accounting ceases.

OTHER ASSETS, NET

Other assets consist primarily of debt issuance costs, unamortized lease premiums, initial direct lease costs and other receivables. The Company capitalizes costs incurred in arranging financing as debt issuance costs. Debt issuance costs are amortized to interest expense using the effective interest method over the terms of the credit facilities. Lease premiums are amortized into lease income over the lease term.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

SECURITY DEPOSITS

In the normal course of leasing aircraft to third parties under its lease agreements, the Company receives cash or a letter of credit as security for certain contractual obligations. At March 31, 2008 and December 31, 2007, security deposits represent cash received from the lessee that is held on deposit until termination of the lease.

MAINTENANCE PAYMENT LIABILITY

The Company’s flight equipment is typically subject to triple-net leases under which the lessee is responsible for maintenance, insurance and taxes. B&B Air’s operating leases also obligate the lessees to comply with all governmental requirements applicable to the flight equipment, including without limitation, operational, maintenance, registration requirements and airworthiness directives.

Under the terms of the lease agreements, cash collected from lessees for future maintenance of the aircraft are recorded as maintenance payment liabilities. Maintenance payment liabilities are attributable to specific aircraft. Upon occurrence of qualified maintenance events, the lessee submits a request for reimbursement and upon disbursement of the funds, the liability is relieved.

In some leases the lessor may be obligated to contribute to maintenance related expenses on an aircraft during the term of the lease. In other instances, the lessee or lessor may be obligated to make a payment to the counterparty at the end of lease based on a computation stipulated in the lease agreement. The calculation is based on the utilization and condition of the airframe, engines and other major life-limited components as determined at lease termination.

The Company may also incur maintenance expenses on off-lease aircraft. In accordance with FASB Staff Position No. AUG AIR 1, Accounting for Planned Maintenance Activities, scheduled major maintenance or overhaul activities and costs for certain high-value components that are paid by the Company are capitalized and depreciated over the period until the next overhaul is required.

Amounts paid by the Company for maintenance, repairs and re-leasing of aircraft that do not extend the useful life of flight equipment are expensed as incurred.

Maintenance payment liability balances at the end of a lease or any amount received as part of a redelivery adjustment are recorded as lease revenue at lease termination. When flight equipment is sold, the reserve amounts which are not specifically assigned to the buyer are released from the balance sheet as part of the disposition gain or loss.

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

OPERATING LEASE REVENUE

The Company receives operating lease revenues from flight equipment under operating leases. Rental income from aircraft rents is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee the option to extend the lease for an additional term. Contingent rents are recognized as revenue when they are earned. Revenue is not recognized when collection is not reasonably assured.

FINANCE LEASE INCOME

Revenue from direct finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets are based on the Company’s assessment of residual values and independent appraisals of the values of leased assets remaining at expiration of the lease terms.

TAXES

The Company provides for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (‘‘SFAS No. 109’’). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities at the enacted tax rates of the Company’s tax jurisdiction expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amount which management ultimately expects to be more-likely-than-not realized.

The Company applies FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (‘‘FIN No. 48’’), which clarifies the accounting for a tax uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has elected to classify interest on unpaid income taxes and penalties as a component of the provision for income taxes.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (‘‘SFAS No. 157’’). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies in conjunction with other accounting pronouncements that require or permit fair value measurements. This Statement was adopted on January 1, 2008 and did not have an impact on the Company’s financial position or results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115 (‘‘SFAS No. 159’’) which permits entities the option to measure many financial instruments and certain other eligible items at fair value at specified

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company has no plans to adopt the fair value option.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS No. 161”) which changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires entities to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company anticipates complying with these additional disclosure requirements by the effective date.

3.	FLIGHT EQUIPMENT UNDER OPERATING LEASES

As of December 31, 2007, the transfer of 45 of the 47 aircraft comprising its Initial Portfolio had been completed. The 40 aircraft transferred to the Company by JET-i comprising a portion of the Initial Portfolio were recorded by the Company at JET-i’s carrying values as of the dates the aircraft were transferred. In addition, the Company through B&B Air Acquisition acquired seven aircraft during the period ended December 31, 2007. The two remaining aircraft comprising the Initial Portfolio were transferred to the Company in February 2008.

In the three months ended March 31, 2008, B&B Air Acquisition acquired an additional five aircraft for an aggregate purchase price of $285.4 million. The acquisitions were funded from borrowings made under the Aircraft Acquisition Facility (see Note 7).

Flight equipment under operating leases consists of the following as of March 31, 2008 and December 31, 2007:

	2008	2007
	(Dollars in thousands)
Cost	$1,669,635	$1,317,715
Accumulated depreciation	(23,618)	(8,573)
Net Flight Equipment Under Operating Lease	$1,646,017	$1,309,142

The Company capitalized $2.8 million and $0.9 million of major maintenance expenditures for the three months ended March 31, 2008 and for the period from May 3, 2007 (incorporation date) to December 31, 2007, respectively. This amount has been included in Flight Equipment Under Operating Leases.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

As of March 31, 2008, the 55 aircraft under operating leases were on lease to 33 lessees with lease terms expiring between 2008 and 2018. The Company leases aircraft to airlines throughout the world and accordingly lease receivables are due from lessees worldwide. The Company manages its credit risk exposure by obtaining security deposits, letters of credit or guarantees from its lessees.

The Company had no customer that accounted for 10% or more of the total operating lease revenue for the three months ended March 31, 2008.

The distribution of operating lease revenue for the three months ended March 31, 2008 by geographic region is as follows:

	2008
	(Dollars in thousands)
Europe:
Switzerland	$3,648	8%
United Kingdom	3,583	7%
Germany	2,908	6%
The Netherlands	656	1%
Other	9,278	19%
Europe – Total	20,073	41%
Asia Pacific:
India	6,205	13%
China	4,397	9%
Other	1,018	2%
Asia Pacific – Total	11,620	24%
North America:
United States	6,551	14%
Other	1,320	3%
North America – Total	7,871	17%
South and Central America
Mexico	5,069	10%
Other	3,755	8%
South and Central America – Total	8,824	18%
Total Operating Lease Revenue	$48,388	100%

For the three months ended March 31, 2008, the Company earned redelivery adjustments on three leases that have expired totalling $3.2 million. These amounts have been included in operating lease revenue.

The amortization of net lease discounts (premiums) included as a component of operating lease revenue was $0.6 million for the three months ended March 31, 2008. As of March 31, 2008, the weighted average remaining lease term was 6.3 years.

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

The distribution of the net book value of flight equipment by geographic region as of March 31, 2008 and December 31, 2007 is as follows:

	2008		2007
	(Dollars in thousands)
Europe
Switzerland	$76,735	5%	$—	—
United Kingdom	107,972	7%	109,342	8%
Germany	139,521	9%	39,578	3%
The Netherlands	111,820	7%	—	—
Other	252,906	14%	283,057	22%
Europe – Total	688,954	42%	431,977	33%
Asia Pacific:
India	228,564	14%	230,553	18%
China	152,972	9%	154,272	12%
Other	38,723	2%	39,070	2%
Asia Pacific – Total	420,259	25%	423,895	32%
North America:
United States	283,289	17%	199,881	15%
Other	41,639	3%	42,047	4%
North America – Total	324,928	20%	241,928	19%
South and Central America:
Mexico	160,669	10%	162,326	12%
Other	51,207	3%	49,016	4%
South and Central America – Total	211,876	13%	211,342	16%
Total Flight Equipment	$1,646,017	100%	$1,309,142	100%

The classification of operating lease revenues and the net book value of flight equipment by geographic region in the tables and discussion above is based on the principal operating location of the aircraft lessee.

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

4.    INVESTMENT IN DIRECT FINANCE LEASES

At March 31, 2008 and December 31, 2007, the Company’s net investment in direct finance leases is attributable to four planes leased to ATA Airlines, Inc. (“ATA”). For the three months ended March 31, 2008, the Company recognized finance lease income of $2.4 million. The implicit interest rates in the finance leases range from 13% to 15%.

The Company’s net investment in direct finance leases at March 31, 2008 and December 31, 2007 consist of the following:

	2008	2007
	(Dollars in thousands)
Total minimum lease payments receivable	$139,500	$142,200
Estimated unguaranteed residual value of leased assets	41,200	41,200
Unearned finance income	(106,262)	(108,707)
Net Investment in Direct Finance Leases	$74,438	$74,693

On April 2, 2008, ATA filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and ceased all operations. In connection with their filing, ATA made a first day motion to reject their leases of the aircraft. This motion was granted on April 8, 2008 and the leases with ATA were terminated as of that date. ATA was current on its rent payments at March 31, 2008. The Company has repossessed all four aircraft and is in the process of re-marketing these aircraft. B&B Air is evaluating potential claims against ATA and its parent company, which is not the subject of any insolvency proceeding, to recover costs associated with the lease terminations.

5.    OTHER ASSETS

The principal components of the Company’s other assets at March 31, 2008 and December 31, 2007 are as follows:

	2008	2007
	(Dollars in thousands)
Loan issuance costs, net	$32,309	$33,599
Unamortized lease premiums	4,571	4,745
Other	1,247	1,266
Total Other Assets	$38,127	$39,610

Amortization of loan issuance costs was $1.5 million for the three months ended March 31, 2008 and is recognized as a component of interest expense.

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

For the three months ended March 31, 2008, amortization of lease premiums recorded into lease income totalled $0.2 million.

6.    NOTES PAYABLE

Concurrent with the Company’s completion of its IPO on October 2, 2007 (the “Closing Date”), B&B Air Funding issued the Notes that generated net proceeds of approximately $850.6 million after deducting initial purchaser’s discounts and fees. The Notes were issued at a price of 99.71282% and are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by B&B Air. The proceeds from the Notes were used to partially finance the acquisition of the Initial Portfolio.

The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of B&B Air Funding may register prior to October 2, 2009. B&B Air Funding may not encumber the aircraft in our Initial Portfolio or incur additional indebtedness except as permitted under the securitization related documents. Interest is payable monthly based on the current one-month London Interbank Offered Rate (‘‘LIBOR’’) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the ‘‘Policy Provider’’) that supports payment of interest and in certain circumstances, principal on the Notes.

The financial guaranty insurance policy (the ‘‘Policy’’) issued by the Policy Provider supports the payment of interest due on the Notes and the payment of the outstanding principal balance of the Notes on the final maturity date and, under certain circumstances, prior thereto. A downgrade of the Policy Provider’s credit rating or its failure to meet its obligations under the Policy will not have an impact on B&B Air Funding’s obligations or rights under the Notes.

Up to and until July 2010, there are no scheduled principal payments on the Notes and for each month between July 2010 and August 2012, there will be scheduled minimum principal payments of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Effectively, after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

As of March 31, 2008 and December 31, 2007, the Notes had an outstanding balance of $853.0 million. The unamortized discount associated with the Notes totalled $2.2 million and $2.3 million as of March 31, 2008 and December 31, 2007, respectively. Accrued interest totalled $1.4 million and $2.3 million at March 31, 2008 and December 31, 2007, respectively. The interest rate on the Notes at March 31, 2008 and December 31, 2007, including the premium payable under the Policy, was 3.53% and 5.65% per annum, respectively.

The Company may, on a payment date, redeem the Notes in whole or from time to time in part, at certain redemption prices, expressed as percentages of the principal amount, together with accrued and unpaid interest, as specified in the indenture governing the Notes.

B&B Air Funding is subject to covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. A breach of the financial or operating covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of March 31, 2008, B&B Air Funding was in compliance with all the covenants under the Notes.

In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (‘‘Note Liquidity Facility’’) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable on each payment date based on the unused portion of the Note Liquidity Facility. As of March 31, 2008, B&B Air Funding had not drawn on the Note Liquidity Facility.

7.    AIRCRAFT ACQUISITION FACILITY

Aircraft Acquisition Facility:	Facility Limit	Balance as of March 31, 2008	Balance as of December 31, 2007
	(Dollars in thousands)
Principal – Tranche A	$920,000	$233,033	$—
Principal – Tranche B	184,000	184,000	132,573
Accrued Interest		902	374
Total Aircraft Acquisition Facility	$1,104,000	$417,935	$132,947

On November 7, 2007, B&B Air Acquisition entered into a revolving credit facility (the ‘‘Aircraft Acquisition Facility’’) that provides for up to $1.2 billion of additional aircraft financing consisting of a $920.0 million Tranche A, $184.0 million Tranche B and a $96.0 million equity tranche from B&B Air. Tranches A and B are provided by a consortium of third party lenders, including one that is also an investor in the Company. In addition, B&B Air Acquisition funded $16.0 million into a cash collateral account for the benefit of the lenders. B&B Air Acquisition continues to fund the cash collateral account periodically in accordance with the facility agreement. Borrowings under the Aircraft Acquisition Facility, which are subject to customary

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

terms and conditions, are made in reverse order of priority such that the equity tranche is utilized first, then Tranche B and then Tranche A. As of December 31, 2007, the $96.0 million equity tranche from B&B Air was fully funded. As of March 31, 2008 and December 31, 2007, $184.0 million and $132.6 million of Tranche B had been drawn, respectively. As of March 31, 2008 and December 31, 2007, $233.0 million and $0 million of Tranche A had been drawn, respectively.

The availability period ends on the earlier of November 6, 2009 or a date six months after 90% of the Aircraft Acquisition Facility is utilized. The Aircraft Acquisition Facility provides that borrowings under the Tranches A and B will be limited such that the outstanding combined amounts under such tranches may not exceed the sum of: (i) 85% of the sum of the appraised value of the underlying aircraft, (ii) 50% of the maintenance reserves and (iii) 100% of the available cash collateral. When the availability period ends, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal. Subject to an extension by the lenders as provided in the agreement, all amounts outstanding at November 6, 2012 must be repaid in four quarterly installments. Borrowings under the Aircraft Acquisition Facility are secured by (i) the equity ownership and beneficial interests in B&B Air Acquisition and its subsidiaries, and (ii) a security interest in the underlying aircraft and related leases.

Tranche A borrowings accrue interest at a one-month LIBOR based rate plus a margin of 1.25%. Tranche B borrowings accrue interest at a one-month LIBOR based rate plus 4.00%. The interest rate, which resets monthly was 4.07% and 6.82% for Tranche A and B borrowings at March 31, 2008, respectively. At December 31, 2007, the Company did not have any Tranche A borrowing and Tranche B borrowings accrued interest at 9.03% per annum. Any unpaid amounts are carried forward and accrue interest at applicable interest rates for each tranche. The applicable margin on the Tranche A borrowings will increase by 0.25% at the end of the availability period if the Tranche A loans do not achieve an Investment Grade Rating, as defined in the facility agreement. After the first quarterly installment of principal is due, approximately five years after the date of signing the credit agreement, the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% and 8.00% for Tranche A and B borrowings, respectively.

Unutilized amounts under Tranche A accrue commitment fees of 0.3% per annum of the daily average unutilized balance. In order of security interest, Tranche A ranks above Tranche B, and both Tranche A and B rank above the equity tranche.

The facility contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and a requirement that the aircraft in B&B Air Acquisition’s portfolio comply with certain concentration limits, a breach in any of which would cause an event of default under the Aircraft Acquisition Facility. Should that occur, all amounts under the Aircraft Acquisition Facility would be due and payable. As of March 31, 2008, B&B Air Acquisition had complied with all covenants under the Aircraft Acquisition Facility.

8.    FAIR VALUE OF DERIVATIVES

The Company uses interest rate swap contracts to hedge the variable interest payments due on (i) the Notes and (ii) borrowings under the Aircraft Acquisition Facility, allocable to aircraft under fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over life of the contracts. The notional amounts will decrease over time. As of March 31, 2008 and December 31, 2007,

Babcock & Brown Air Limited

Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

the Company had entered into interest rate swap contracts with an initial notional amount aggregating $1,082.5 million and $766.4 million, respectively. The contracts mature from January 2015 to March 2018 and provide for fixed rates ranging from 3.31% to 4.93%. As of March 31, 2008 and December 31, 2007, the unrealized fair market value loss on the interest rate swap contracts of $44.8 million and $18.7 million, respectively, is included in other liabilities.

In March 2008, the Company entered into a cross currency coupon swap contract in conjunction with a lease in which a portion of the lease rentals are in Euros. The cross currency coupon swap provides for the Company to receive $1.7 million based on a fixed Euro to USD conversion rate of $1.5279 per Euro during the term of the swap contract. The contract matures on April 15, 2016. As of March 31, 2007, the unrealized fair market value loss on the cross currency swap contract was $0.1 million and is included in other liabilities.

The derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded into accumulated other comprehensive loss, net of a provision for income taxes. The Company recorded a net unrealized loss of $22.2 million, after the applicable net tax benefit of $3.2 million, into other comprehensive loss for the three months ended March 31, 2008.

9.    INCOME TAXES

B&B Air is a tax-resident of Ireland and has subsidiaries in Ireland and France that are tax residents in those jurisdictions. In calculating net trading income, B&B Air and its Irish-tax-resident subsidiary companies are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish-resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. B&B Air’s French-resident subsidiaries pay a corporation tax of 30.38% on its net trading income.

Income tax expense by jurisdiction for the three months ended March 31, 2008 is shown below:

(Dollars in thousands)
Deferred tax expense:
Ireland	$1,608
Current tax expense:
Ireland	178
France	8
Current tax expense – total	186
Total Income Tax Expense	$1,794

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

The principal components of the Company’s net deferred tax asset as of March 31, 2008 and December 31, 2007 are as follows:

	2008	2007
	(Dollars in thousands)
Ireland:
Excess of tax basis over book basis of aircraft	$23,639	$29,554
Net operating loss carryforwards	9,124	4,816
Net unrealized losses on derivative instruments	5,518	2,342
Deferred Tax Asset, Net	$38,281	$36,712
10.	OTHER LIABILITIES

The following table describes the principal components of the Company’s other liabilities at March 31, 2008 and December 31, 2007:

	2008	2007
	(Dollars in thousands)
Net fair value of derivative contracts	$44,890	$18,731
Unamortized lease discounts	4,983	5,760
Other	2,018	942
Total Other Liabilities	$51,891	$25,433

For the three months ended March 31, 2008, amortization of lease discounts recorded into rental revenue totalled $0.8 million.

11.	SHAREHOLDERS’ EQUITY

In connection with its formation, B&B Air issued 1,000,000 common shares for an aggregate of $10,000 to Babcock & Brown. The Company’s common shares are non-convertible. In October 2007, these shares were repurchased and cancelled.

On October 2, 2007, the Company completed its IPO and issued 33,603,450 common shares at an offering price of $23.00 per share. The Company received approximately $430.0 million in cash and approximately $318.7 million in the form of interest-bearing notes before offering costs. The notes receivable for common shares accrued interest at 4.00%. As of December 31, 2007, the notes receivable for common shares had an aggregate outstanding principal balance of approximately $1.8 million and was fully collected in January 2008. In connection with the Offerings, B&B Air incurred costs including underwriting, legal and other professional fees aggregating $26.3 million.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

In accordance with the Company’s bye-laws, B&B Air issued 100 shares with a par value of $0.001 to Babcock & Brown Air Management Co. Limited (‘‘Manager Shares’’) for no consideration. Subject to the provisions of the Company’s bye-laws, the Manager Shares shall have the right to appoint the nearest whole number of directors to the Company which is not more the 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible to common shares and except as provided for in the bye-laws, have no voting rights.

In connection with the transfer of aircraft from JET-i to the Company, B&B Air recorded a deemed distribution to the predecessor company amounting to $240.9 million representing the excess of the acquisition costs, including related liabilities assumed by the Company, over the aircraft’s recorded value as of the delivery date. The deemed distribution was recorded into additional paid-in capital.

During the three months ended March 31, 2008, the Company declared and paid dividends of $0.50 per share or $16.8 million.

12.	ACCUMULATED COMPREHENSIVE LOSS

The components of comprehensive loss for the three months ended March 31, 2008 is presented below:

(Dollars in thousands)
Net income	$11,684
Unrealized loss on derivative instruments, net of tax benefit	(22,236)
Comprehensive loss	$(10,552)

As of March 31, 2008 and December 31, 2007, the accumulated unrealized losses on derivative instruments, net of tax benefits, totalled $38.6 million and $16.4 million, respectively. As of March 31, 2008 and December 31, 2007, the accumulated comprehensive loss was $24.6 million and $14.0 million, respectively.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

13.	EARNINGS PER SHARE

The Company calculates earnings per share in accordance with SFAS No. 128, Earnings per Share. Basic and diluted earnings per share is calculated by dividing net income by the weighted average number of shares outstanding for the period from January 1, 2008 to March 31, 2008.

Basic and diluted
(Dollars in thousands, except share and per share data)
Numerator
Net income	$11,684
Denominator
Weighted average number of shares outstanding for the period	33,603,450
Earnings per share	$0.35

The Company does not have any securities or contracts that could result in the issuance of common shares and potentially result in diluting net income per share.

14.	COMMITMENTS AND CONTINGENCIES

The Company has assumed an agreement entered into by JET-i Leasing LLC, the predecessor company, with an unrelated third party to sell one of the aircraft in the Initial Portfolio for approximately $11.8 million upon expiration of the current underlying operating lease in October 2010.

15.	RELATED PARTY TRANSACTIONS

B&B Air has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the ‘‘Agreements’’) with Babcock & Brown. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, fees and expenses that may be payable to the Manager may be reduced for any like payments made to other Babcock & Brown affiliates.

Pursuant to the Agreements, Babcock & Brown is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio and aircraft acquired subsequently that will be held by B&B Air Funding, Babcock & Brown is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% and 1.0%, respectively, of the aggregate amount of aircraft rent due and rent actually collected. With respect to aircraft acquired that will be held by B&B Air Acquisition, Babcock & Brown is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually received for such aircraft. For the three months ended March 31, 2008, total base and rent fees incurred amounted to $1.6 million.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

Babcock & Brown is entitled to an administrative agency fee from B&B Air Funding initially equal to $750,000 per annum, subject to adjustments tied to the Consumer Price Index. In addition, Babcock & Brown is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum commencing on the month that the Aircraft Acquisition Facility became available. For the three months ended March 31, 2008, $0.2 million of administrative fees were paid to Babcock & Brown.

For its role as exclusive arranger, Babcock & Brown receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft included in the Initial Portfolio. Babcock & Brown also receives 1.5% of the sales proceeds of all disposed aircraft. For the three months ended March 31, 2008, $4.3 million of fees were incurred for aircraft purchased by B&B Air Acquisition.

The Manager is also eligible for an incentive fee. The incentive fee is payable if the Company’s quarterly dividends exceed certain targets as specified in the agreement. No incentive fee was earned by the Manager during the three months ended March 31, 2008.

As compensation for providing the chief executive officer, the chief financial officer and other personnel, and certain corporate overhead costs related to B&B Air, the Company pays the Manager $6.0 million annually (‘‘Management Expenses’’). For the three months ended March 31, 2008, the Company incurred and paid $1.5 million of Management Expenses.

In connection with its services, Babcock & Brown incurs expenses such as insurance, legal and professional advisory fees on behalf of B&B Air. As of March 31, 2008, the Company had no reimbursable expenses due to Babcock & Brown.

As of March 31, 2008, the Company had a receivable from JET-i amounting to $0.1 million for professional fees advanced by B&B Air on behalf of JET-i.

16.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, derivative instruments, rent receivables, accounts payable, accrued liabilities and notes payable. The fair value of the Company’s financial instruments, excluding its notes payable and derivative liabilities approximates their carrying value because of their short term nature. Borrowings under the Aircraft Acquisition Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread. The estimated fair values of the Company’s notes payable approximate the carrying amounts reported in the consolidated balance sheets.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgement, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

The carrying amounts and fair values of our financial instruments at March 31, 2008 and December 31, 2007 are as follows:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$850,772	$797,543	$850,550	$749,876
Aircraft Acquisition Facility	417,032	417,032	132,573	132,573
Derivative liabilities	44,890	44,890	18,731	18,731

In accordance with SFAS No. 157, assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels, as defined by SFAS No. 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of an asset or liability, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Babcock & Brown Air Limited
Notes to the Consolidated Financial Statements
For the Three Months Ended March 31, 2008
(Unaudited)

As of March 31, 2008 and December 31, 2007, the categorized liabilities of the Company measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
At March 31, 2008:
Derivative liabilities	$—	$44,890	$—	$44,890

At December 31, 2007:
Derivative liabilities	—	18,731	—	18,731
17.	SUBSEQUENT EVENTS

Subsequent to March 31, 2008, the Company entered into purchase agreements for three aircraft with a total purchase price of approximately $103.3 million. The aircraft are on lease to three lessees with lease expirations ranging from 2012 to 2015. Two of the aircraft were purchased from an entity in which Babcock & Brown has an interest. The acquisitions will be funded through borrowings made under the Aircraft Acquisition Facility.

On April 2, 2008, ATA filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and ceased all operations. In connection with their filing, ATA made a first day motion to reject their leases of the aircraft. This motion was granted on April 8, 2008 and the leases with ATA were terminated as of that date. ATA was current on its rent payments at March 31, 2008. The Company has repossessed all four aircraft and is in the process of re-marketing these aircraft. B&B Air is evaluating potential claims against ATA and its parent company, which is not the subject of any insolvency proceeding, to recover costs associated with the lease terminations.

On April 15, 2008, the Company declared a dividend of $0.50 per share or approximately $16.8 million. The dividend is payable on May 20, 2008 to shareholders of record at April 30, 2008.

JET-i Leasing LLC

Predecessor Consolidated Balance Sheets

AS OF DECEMBER 31, 2007

(Dollar amounts in thousands)

2007
(Dollars in thousands)
Assets
Cash and cash equivalents	$5,181
Other assets, net	68
Total assets	5,249
Liabilities
Accounts payable and accrued liabilities	$1,135
Payable to related parties	316
Other liabilities	1,315
Total liabilities	2,766
Member’s capital
Member’s contributions	328,304
Distributions to Member	(302,261)
Accumulated deficit	(23,560)
Total member’s capital	2,483
Total liabilities and member’s capital	$5,249

The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC

Predecessor Consolidated Statements of Operations

FOR THE THREE MONTHS ENDED MARCH 31, 2007 (UNAUDITED)

(Dollar amounts in thousands)

2007 (Unaudited)
Revenues
Operating lease revenue	$27,184
Finance lease income	2,474
Interest income	1,304
Total revenues	30,962
Expenses
Depreciation	8,977
Interest expense	17,921
Interest expense – related party	3,036
Selling, general and administrative	1,152
Maintenance and other leasing costs	544
Total expenses	31,630
Net loss from continuing operations before provision for income taxes	(668)
Provision for income taxes	40
Net loss	$(708)

The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED MARCH 31, 2007 (UNAUDITED)

(Dollar amounts in thousands)

2007 (Unaudited)
Cash Flows from Operating Activities
Net Loss	$(708)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation	8,977
Amortization of debt issuance costs	521
Amortization of lease discounts and other related lease items	642
Mark-to-market of non-hedge derivatives	1,263
Direct finance lease income	(2,474)
Changes in operating assets and liabilities:
Rent receivables	205
Other assets	313
Accounts payable and accrued liabilities	(3,641)
Rentals received in advance	(230)
Security deposits and maintenance payment liabilities	4,627
Accrued interest payable	682
Other liabilities	(1,620)
Net cash flows provided by operating activities	8,557
Cash Flows from Investing Activities
Purchase of flight equipment	(183,194)
Lessor contributions to maintenance	(1,654)
Deposits on flight equipment purchases	200
Proceeds from finance leases	2,700
Net cash flows used in investing activities	(181,948)
Cash Flows from Financing Activities
Movement in restricted cash	(44,921)
Proceeds from warehouse credit facility	220,950
Repayments of warehouse credit facility	(5,070)
Debt issuance costs	(61)
Financing from affiliates	2,497
Net cash flows provided by financing activities	173,395
Net increase in cash	4
Cash at beginning of period	20
Cash at end of period	$24
Supplemental Disclosure:
Interest paid	$18,518

The accompanying notes are an integral part of these predecessor consolidated financial statements.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Three Months Ended March 31, 2007
(Unaudited)

1.    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

JET-i Leasing LLC (“JET-i” or “predecessor”) was formed in Delaware on September 14, 2005 for the purpose, directly and indirectly through its subsidiaries, of engaging in the business of financing, acquiring, leasing and selling commercial jet aircraft to airlines throughout the world. JET-i commenced operations on November 22, 2005 with the finalization of its warehouse credit facility. JET-i is operated and managed as a single operating segment and is primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.

JET-i is a wholly-owned subsidiary of JET-i Holdings LLC (“Holdings”). Holdings serves as the Manager of JET-i (the “Manager”). Through various contracts, JET-i has contracted with subsidiaries of Babcock & Brown Limited (collectively “B&B”), a company listed on the Australian Stock Exchange, to: (i) arrange debt; (ii) arrange aircraft acquisitions and dispositions; and (iii) perform lease servicing, re-marketing, debt compliance and other administrative functions. B&B owns directly and indirectly, 25.9% and 6.5% of Holdings.

JET-i is the predecessor to Babcock & Brown Air Limited (“B&B Air”). B&B Air was incorporated in Bermuda on May 3, 2007 for the purpose of acquiring 44 commercial jet aircraft from JET-i and three aircraft from three companies in which B&B has an ownership interest (the “Initial Portfolio”). B&B Air funded the purchase price of its Initial Portfolio with: (i) the net proceeds of an initial offering of B&B Air’s common shares (“IPO”) in the form of American Depository Shares (“common shares”); (ii) a concurrent private placement of its common shares to existing equity holders of JET-i, including B&B, and certain funds managed by a company in which Babcock & Brown has an interest (together with the IPO, the “Offerings”); and (iii) issuance of aircraft lease-backed class G-1 notes (the “Notes”).

On October 2, 2007, Holding’s investors instructed JET-i to transfer their interests in certain aviation assets and related liabilities of JET-i to B&B Air. As of December 31, 2007, JET-i had transferred all 44 aircraft owned by JET-i to B&B Air.

The transfer of aircraft to B&B Air by JET-i pursuant to an Asset Purchase Agreement did not result or require the dissolution of JET-i or other changes to its corporate structure. JET-i has maintained and will continue to maintain a separate legal existence from B&B Air.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION AND PRINCIPLES OF CONSOLIDATION

JET-i is a holding company that conducts its business through wholly-owned subsidiaries. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and all intercompany transactions and balances have been eliminated. The consolidated financial statements include the accounts of JET-i and all of its subsidiaries. In instances where JET-i is the primary beneficiary, JET-i would consolidate a Variable Interest Entity (“VIE”) in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). The predecessor consolidated financial statements are stated in U. S. Dollars, which is the principal operating currency of JET-i.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Three Months Ended March 31, 2007
(Unaudited)

RISK AND UNCERTAINTIES

Prior to the acquisition by B&B Air of all its aircraft, JET-i encountered two significant types of economic risk in the normal course of business: credit and market. Credit risk is the risk of a lessee’s inability or unwillingness to make contractually required payments. Market risk reflects the change in the value of derivatives and credit facilities due to changes in interest rate spreads or other market factors, including the value of collateral underlying the credit facilities. JET-i believes that the carrying values of its investments and obligations are reasonable taking into consideration these risks along with estimated collateral values, payment histories and other relevant financial information.

USE OF ESTIMATES

The preparation of predecessor consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the predecessor consolidated financial statements and accompanying notes. For JET-i, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets, accruals and reserves. To the extent available, JET-i utilizes industry specific resources and other materials to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

JET-i considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

OTHER ASSETS, NET

Other assets consist primarily of prepaid insurance which is amortized over the term of the policy.

REVENUE RECOGNITION

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Where revenue amounts do not meet these recognition criteria, they are deferred and recognized in the period in which the recognition criteria are met.

Operating Lease Revenue

JET-i received operating lease revenues from flight equipment under operating leases. Rental income from aircraft rents is recognized on a straight-line basis over the initial term of the respective lease. The operating lease agreements generally do not provide for purchase options, however, the leases may allow the lessee the option to extend the lease for an additional term. Contingent rents are recognised as revenue when they are due and payable. Revenue is not recognized when collection is not reasonably assured.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Three Months Ended March 31, 2007
(Unaudited)

Finance Lease Income

Revenue from direct finance leases is recognized on the interest method to produce a level yield over the life of the finance lease. Expected unguaranteed residual values of leased assets at the expiration of the lease terms are based on JET-i’s assessment of residual values using industry specific resources and other materials.

TAXES

JET-i provides for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”). Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between the financial statement and tax basis of existing assets and liabilities at the enacted tax rates expected to apply when the assets are recovered or liabilities are settled. A valuation allowance is used to reduce deferred tax assets to the amounts ultimately expected to be more-likely-than-not realized.

Effective January 1, 2007, JET-i adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Adoption of FIN No. 48 did not have a material impact on JET-i’s financial position or results of operations. JET-i has elected to classify interest on unpaid income taxes and penalties as a component of the provision for income taxes.

3.    INCOME TAXES

JET-i had subsidiaries in a number of tax jurisdictions, principally, Ireland, Luxembourg and the United States of America. JET-i is treated as a flow-through entity for U.S. federal and state income tax purposes. JET-i’s member, Holdings, is also a flow-through entity. Accordingly, Holdings’ members report their allocable share of the taxable income in their respective income tax returns.

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Three Months Ended March 31, 2007
(Unaudited)

Income tax expense by tax jurisdiction is summarized below for the periods indicated.

Three months ended March 31, 2007
(Dollars in thousand)
Deferred Tax Expense
Ireland	$36
Luxembourg	(2)
Total Deferred Tax Expense	34
Current Tax Expense
Ireland	6
Luxembourg	—
Total Current Tax Expense	6
Total Income Tax Expense	$40

The following table describes the principal components of JET-i’s deferred tax asset and liability by jurisdiction at December 31, 2007:

	Ireland	Luxembourg
	(Dollars in thousands)
At December 31, 2007
Net operating loss carryforwards	$—	$4
Less valuation allowance	—	(4)
Net Deferred Tax Asset	$—	$—

4.    OTHER LIABILITIES

The following table describes the principal components of JET-i’s other liabilities at December 31, 2007:

2007
(Dollars in thousands)
Income taxes payable	$415
Accrual for major maintenance activities and costs	900
Total Other Liabilities	$1,315

JET-i Leasing LLC
Notes to the Predecessor Consolidated Financial Statements
For the Three Months Ended March 31, 2007
(Unaudited)

5.    RELATED PARTY TRANSACTIONS

JET-i has no employees and has outsourced to B&B the daily operations of JET-i through various agreements.

JET-i entered into a servicing agreement with B&B which authorizes B&B to perform lease servicing, re-marketing, debt compliance and other administrative functions for JET-i. In consideration for these services, B&B receives a fee equal to 3.5% of lease revenues. During the three months ended March 31, 2007, JET-i incurred $1.0 million under this agreement. At December 31, 2007, JET-i did not owe any amounts to B&B for these expenses.

As of December 31, 2007, JET-i has recorded a payable to B&B Air totalling $1.2 million for (i) maintenance payment liabilities collected by JET-i on behalf of B&B Air and (ii) professional fees to be paid by B&B Air on behalf of JET-i.

6.    FAIR VALUE OF FINANCIAL INSTRUMENTS

JET-i’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts payable and accrued liabilities. The fair value of cash, cash equivalents, restricted cash and cash equivalents, and accounts payable and accrued liabilities approximates the carrying value of these financial instruments because of their short term nature.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Interim Report. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note” and Part II – Other Information, Item 1A “Risk factors” included elsewhere in this report.

Company Overview

We are a company formed by Babcock & Brown to acquire and lease commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines throughout the world. Our strategy is to grow our portfolio through accretive acquisitions of aircraft and other aviation assets and to increase our distributable cash flows, while paying regular quarterly dividends to our shareholders.

On October 2, 2007, we completed our IPO and Private Placement and received gross proceeds totalling approximately $772.9 million. Of this amount, approximately $454.2 million was received in cash from the Offerings, and approximately $321.4 million was received in the form of interest-bearing notes receivable from certain private investors who participated in the private placement. The notes receivable have been fully repaid. Net underwriting fees and other offering costs totalling $26.3 million were incurred in connection with our IPO. In consideration for arranging the transactions associated with the Offerings, certain private placement investors agreed to pay B&B Air an aggregate of $3.0 million for certain offering costs.

On October 2, 2007, our subsidiary, B&B Air Funding also completed the issuance of $853.0 million in Notes at an offering price of 99.71282%, or $850.6 million, as part of the Securitization.

Using the net proceeds of the IPO, the Private Placement and the Securitization, less expenses related to the IPO, the Private Placement and the Securitization, and the retention of a cash balance of $120.8 million for the acquisition of additional aircraft, we acquired our Initial Portfolio of 47 commercial jet aircraft for a final purchase price of $1,443.1 million.

The acquisition of aircraft included in our Initial Portfolio from our Predecessor was accounted for at our Predecessor’s carrying value at delivery. In addition, we have through our wholly-owned subsidiary, B&B Air Acquisition, acquired and taken delivery of seven aircraft in 2007 and five additional aircraft in 2008 through March 31, 2008 using borrowings under our Aircraft Acquisition Facility.

Performance Overview of the Three Month Period Ended March 31, 2008

The following discussion highlights our financial performance for the three-month period ending March 31, 2008. The discussion below should be read in conjunction with this whole report and with our Annual Report on Form 20-F dated December 31, 2007 filed with the SEC on March 31, 2008 for more detailed information regarding trends, events and uncertainties that have or may affect us in the future.

For the three months ended March 31, 2008, B&B Air had net income of $11.7 million which translates to an earnings per share of $0.35. Operating and finance lease revenues totalled $50.8 million during the three months ended March 31, 2008.

Net cash flows provided by operating activities for the three months ended March 31, 2008 amounted to $24.0 million. Net cash flow used in investing activities was $341.4 million and net cash provided by financing activities was $326.5 million for the three months ended March 31, 2008.

We purchased five aircraft during the first three months of 2008 for a total purchase price of $285.4 million. The aircraft are on lease to five lessees and are anticipated to generate annual lease revenues of $35.5 million. Subsequent to March 31, 2008, we entered into purchase agreements for three aircraft for a total purchase price of approximately $103.3 million. The aircraft are on lease to three lessees with lease expirations ranging from 2012 to 2015. The acquisitions will be funded by our Aircraft Acquisition Facility.

In April 2008, we declared a dividend of $0.50 per share for an aggregate of approximately $16.8 million. The dividend is payable on May 20, 2008 to shareholders of record at April 30, 2008.

Critical Accounting Policies and Estimates

B&B Air and JET-i have prepared their consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates.

There have been no significant changes to our critical accounting policies as discussed in our annual report on Form 20-F for the year ended December 31, 2007, other than adoption of SFAS No. 157 as discussed in Note 2 to our consolidated financial statements.

New Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS No. 161”) which changes the disclosure requirements for derivative instruments and hedging activities. SFAS No. 161 requires entities to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We are currently evaluating the additional disclosure requirements required and anticipate complying by the effective date.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the unaudited consolidated statement of operations of B&B Air for the three months ended March 31, 2008. We were incorporated May 3, 2007 and commenced operations on October 2, 2007.

Consolidated Statement of Operations of B&B Air for the three months ended March 31, 2008

2008
(Dollars in thousands)
Revenues
Operating lease revenue	$48,388
Finance lease income	2,446
Interest and other income	1,111
Total revenues	51,945
Expenses
Depreciation	15,045
Interest expense	17,939
Selling, general and administrative	5,044
Maintenance and other costs	439
Total expenses	38,467
Net income before provision for income taxes	13,478
Provision for income taxes	1,794
Net income	$11,684

As of March 31, 2008, we own 59 aircraft comprised of: (i) our Initial Portfolio of 47 aircraft, (ii) seven aircraft acquired in 2007 and (iii) an additional five aircraft acquired in 2008.

Revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three months ended March 31, 2008, we recorded $48.4 million of lease revenues, which includes $3.2 million of earned redelivery adjustments recognized at the end of the leases. Net lease discounts and premiums amortized into lease revenue during the three months ended March 31, 2008 totalled $0.6 million.

As of March 31, 2008, we had 4 aircraft under finance leases to ATA. We recorded $2.4 million in finance lease income during the three months ended March 31, 2008. On April 2, 2008, ATA filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code and ceased all operations. In connection with their filing, ATA made a first day motion to reject their leases of the aircraft. This motion was granted on April 8, 2008 and the leases with ATA were terminated as of that date. ATA was current on its rent payments at March 31, 2008. The Company has repossessed all four aircraft and is in the process of re-marketing these aircraft. B&B Air is evaluating potential claims against ATA and its parent company, which is not the subject of any insolvency proceeding, to recover costs associated with the lease terminations.

During the first three months of 2008, we recorded interest earned on our cash balances totalling $1.1 million.

We depreciate our flight equipment under operating leases on a straight-line basis over its remaining estimated useful life to estimated residual value. Depreciation expense during the three months ended March 31, 2008 for the 59 aircraft in our portfolio was $15.0 million.

The Notes issued by B&B Air Funding bear interest at the prevailing one-month LIBOR plus 0.67%. Interest expense incurred, including amortization of the debt discount and loan fees during the three months ended March 31, 2008 totalled $10.9 million for the Notes.

B&B Air Funding has a Note Liquidity Facility under which advances bear interest at the one-month LIBOR plus 1.20%. A commitment fee of 0.40% is due based on the unused portion of the Note Liquidity Facility. Commitment fees of $60.0 thousand were incurred on the undrawn portion of the Note Liquidity Facility during the three months ended March 31, 2008. As of March 31, 2008, no amounts had been drawn under the Note Liquidity Facility. B&B Air Funding is required to reimburse the Note Liquidity Facility provider for any amounts drawn, plus accrued interest, prior to making any dividend payments to us.

Acquisitions of aircraft by B&B Air Acquisition are financed by the Aircraft Acquisition Facility. Borrowings under the Aircraft Acquisition Facility, a senior secured revolving credit facility, bear interest at a one-month LIBOR based rate plus an applicable margin, currently set at 1.25% per annum for Tranche A borrowings and 4.00% per annum for Tranche B borrowings. Unused amounts under Tranche A accrue a commitment fee of 0.3% per annum based on the daily average unutilized balance. As of March 31, 2008, $233.0 million and $184.0 million was outstanding under Tranche A and B, respectively, and interest expense including amortization of loan fees, of $4.4 million was incurred during the three months ended March 31, 2008. Commitment fees applicable to Tranche A, totalling $0.7 million were also incurred during the three months ended March 31, 2008.

We use interest rate swap contracts to hedge the variable interest payments due on our Notes and borrowings under the Aircraft Acquisition Facility, allocable to aircraft under fixed rate rentals. For the three months ended March 31, 2008, interest expense incurred under these derivative instruments totalled $1.9 million.

Selling, general and administrative expense totalling $5.0 million during the three month period ended March 31, 2008 were primarily for servicing and management expenses.

Maintenance and other leasing costs totalling $0.4 million during the three months ended March 31, 2008 primarily consisted of re-marketing and aircraft related expenses.

Provision for income tax of $1.8 million consists primarily of Irish income tax incurred. We are tax-resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25% on non-trading income.

Our consolidated net income for the three months ended March 31, 2008 amounted to $11.7 million.

Liquidity and Capital Resources

Cash Flows of B&B Air for the three months ended March 31, 2008

Our sole source of operating cash flows is from distributions made to us by our subsidiaries, B&B Air Funding and B&B Air Acquisition. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing their debt financing.

For the three months ended March 31, 2008, we generated cash flows from operations of $24.0 million.

Cash flows from investing activities relate primarily to (i) acquisition of aircraft, and (ii) proceeds from finance leases. Cash used in investing activities for the three months ended March 31, 2008 totalled $341.4 million. During the three months ended March 31, 2008, cash flows utilized in the acquisition of the last two aircraft comprising our Initial Portfolio and five additional aircraft amounted to $54.0 million and $285.4 million respectively. Included in the cost of acquiring the five additional aircraft are fees and transaction costs totalling $4.7 million. This cash usage was partially offset by cash flows provided from finance leases of $2.7 million for the three months ended March 31, 2008. As previously indicated, ATA has defaulted on its leases and we have taken possession of the four aircraft.

Cash flows from financing activities relate to movements in (i) our restricted cash balance (ii) proceeds from and disbursements of security deposits and maintenance payment liabilities, (iii) borrowings under the Aircraft Acquisition Facility, (iv) collections of notes receivable for common shares and (v) dividends paid to our shareholders. Net cash provided by financing activities for the three months ended March 31, 2008 totalled $326.5 million. Movements in restricted cash and cash equivalents provided cash flows of $36.3 million. A portion of the restricted cash and cash equivalents provided financing cash flow for the acquisition of the last two aircraft comprising our Initial Portfolio. In addition, we continue to fund our collection account pursuant to the terms of the facility agreement. During the three months ended March 31, 2008, net security deposits received amounted to $7.3 million, proceeds from maintenance payment liability aggregated to $13.7 million, borrowings under the Aircraft Acquisition Facility totalled $284.2 million, and collections of notes receivable issued in connection with our IPO totalled $1.8 million. During the three months ended March 31, 2008, we paid dividends to our shareholders aggregating $16.8 million.

Our Future Sources and Uses of Liquidity

We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, cash interest payments made on the Notes and the Aircraft Acquisition Facility, operating expenses, cash tax payments, dividend payments and capital expenditures on our aircraft.

Our short-term liquidity needs include working capital for operations associated with our aircraft, interest payments and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our short-term liquidity needs with respect to our portfolio and dividend payments through the next 12 months and provide additional funds that may be invested to create value for our shareholders.

Our revenues will increase as we acquire additional aircraft. We expect to fund our capital needs from excess cash flow, borrowings under our Aircraft Acquisition Facility and/or new debt and equity financings.

The Aircraft Acquisition Facility is not expected to meet our longer-term capital needs of funding additional aircraft acquisitions and other aviation assets that we expect will drive our growth. As of March 31, 2008, approximately $417.0 million had been drawn under the Aircraft Acquisition Facility to fund the aircraft acquisitions of B&B Air Acquisition. Subsequent to March 31, 2008, we expect to make a drawdown of approximately $103.3 million to fund additional aircraft acquisitions, leaving approximately $583.7 million of borrowing capacity remaining under the Aircraft Acquisition Facility. We expect that the Aircraft Acquisition Facility will be able to fund our growth for the rest of the year. The availability of borrowing capacity under this facility ends on the earlier of November 6, 2009 or a date six months after 90% of the Total Facility Amount ($1,080.0 million) has been drawn. Borrowings under the Aircraft Acquisition Facility are limited such that the outstanding amounts may not exceed the sum of: (i) 85% of the appraised value of the underlying aircraft, (ii) 50% of the maintenance reserves paid with respect to such aircraft, and (iii) 100% of the cash collateral (other than maintenance reserves and security deposits) pledged to secured the loans.

Additional sources of financing will be required to fund our planned growth. We are evaluating a number of options that include utilizing additional securitizations, bank facilities and additional debt and equity offerings. Our ability to execute our business strategy to acquire these additional assets therefore depends to a significant degree on our ability to access bank borrowings and debt and equity capital markets.

We expect to refinance some or all of the amount outstanding on the Aircraft Acquisition Facility prior to the end of the availability period. In addition, we expect to refinance the amounts outstanding under our Notes prior to August 2012. In the event that the Notes or amounts outstanding on the Aircraft Acquisition Facility are not repaid or refinanced, on or prior to such date, any excess cash flow provided by the underlying leases that secure the amounts outstanding will be used to repay the principal amount of the Notes and Aircraft Acquisition Facility; and will not be available to us to pay dividends to our shareholders or for any other of our liquidity needs.

Our access to debt and equity financing to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. We believe that funds will be available to support our growth strategy and that we will be able to pay dividends to our shareholders as contemplated by our dividend policy. However, deterioration in our performance or in the capital markets could limit our access to these sources of financing, increase our cost of capital, or both, which could negatively affect our ability to raise additional funds, grow our aircraft portfolio and pay dividends to our shareholders.

Dividends. The declaration and payment of future dividends will be at the discretion of our board of directors who have adopted a policy to pay a regular quarterly cash dividend to our shareholders. Our dividend policy is based on the cash flow profile of our business. We generate significant cash flow from leases with a diversified group of commercial aviation customers. We intend to distribute a portion of our cash flow to our shareholders, while retaining cash flow for reinvestment in our business. Retained cash flow may be used to fund acquisitions of aircraft and other aviation assets, make debt repayments and for other purposes, as determined by our management and board of directors. Our objectives are to maintain and to increase distributable cash flow per share through acquisitions of additional aircraft and other aviation assets. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, legal requirements and other factors as our board of directors deems relevant.

We paid a dividend of $0.50 per share for the fourth quarter of 2007 in February 2008. On April 15, 2008, we declared a dividend of $0.50 per share for the first quarter of 2008. The dividend is payable on May 20, 2008 to shareholders of record as of April 30, 2008. The cash requirements of each of our dividends amounted to $16.8 million.

Maintenance Cash Flows. Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

Maintenance reserve payments we collect from our lessees are based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Under these leases, we are obligated to make reimbursements to the lessee for expenses incurred for certain planned major maintenance, up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee. Certain leases also require us to make maintenance contributions for costs associated with certain major overhauls or certain other modifications in excess of any maintenance payments received. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts.

Under some leases, we are not obligated to make any maintenance contributions. However, most of these leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return, with such payments likely to be made by the lessee to us. In some instances, payments may be required to be made by us to the lessee. We are not obligated to make maintenance reimbursements or contributions under leases at any time that a lessee default is continuing.

We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will at least meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. During the three months ended March 31, 2008, we made maintenance contributions aggregating to $2.8 million.

Financing

Securitization

Our subsidiary, B&B Air Funding, has an aircraft lease securitization of our Initial Portfolio that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees. In connection with the Securitization, B&B Air Funding also entered into the Note Liquidity Facility that provides B&B Air Funding and its subsidiaries with up to $60.0 million of revolving credit capacity. The Note Liquidity Facility may be drawn upon, subject to certain conditions, to pay certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. If drawn upon, all advances including any accrued interest must be repaid before B&B Air Funding may make any distributions to us.

Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense for the Securitization also includes amounts payable to the policy provider and the Note Liquidity Facility provider thereunder. Interest and any principal payments due are payable monthly.

Payment Terms. Up to and until July 2010, there are no scheduled principal payments on the Notes and for each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts, in each case subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, cash flow will not be available to us for the payment of dividends since principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees of the service providers, the Liquidity Facility provider and the policy provider, interest on the Notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture. The final maturity date of the Notes will be November 14, 2033.

For each month between July 2010 and August 2012, subject to satisfying a debt service coverage ratio and other covenants, the minimum scheduled payments of principal will be approximately $1.0 million per month.

Available Cash. B&B Air Funding is required to maintain as of each monthly payment date cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and re-marketing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers will be distributed in accordance with the priority of payments set forth in the indenture. B&B Air Funding, however, will be required to use the amount of excess Securitization cash flows to repay principal under the Notes instead of making distributions to us upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio during specified periods, certain events of bankruptcy or liquidation and any acceleration of the Notes after the occurrence of other events of default.

Otherwise, we intend to use the excess Securitization cash flow to pay dividends to us, to convert passenger aircraft to freighter aircraft if the economics support the conversion, and to purchase additional aircraft and other aviation assets.

We expect to refinance the Notes on or prior to August 2012. In the event that the Notes are not refinanced on or prior to that month, any excess Securitization cash flow will be used to repay the principal amount of the notes and will not be available to us to pay dividends to our shareholders or for any other of our liquidity needs.

Redemption. We may, on any payment date, redeem the Notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the Notes may be of the whole or any part of the notes. A redemption after acceleration of the Notes upon default may only be for the whole of the notes.

We may, on any payment date, redeem the Notes in whole or from time to time in part, at the following redemption prices, expressed as percentages of principal amount, together with accrued and unpaid interest to, but excluding, the date fixed for redemption, if redeemed on the dates indicated below:

Redemption Date	Price
Before October 14, 2008	102.00%
On or after October 14, 2008, but before October 14, 2009	101.00%
On or after October 14, 2009, but before April 14, 2010	100.36%
On or after April 14, 2010, but before October 14, 2010	100.27%
On or after October 14, 2010, but before April 14, 2011	100.17%
On or after April 14, 2011, but before October 14, 2011	100.09%
On or after October 14, 2011	100.00%

Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland and in any additional aircraft of B&B Air Funding may register prior to the second anniversary of the closing date of the Securitization. B&B Air Funding may not encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.

Default and Remedies. B&B Air Funding will be in default under the transaction documents in the event that, among other things, interest on the Notes is not paid on any payment date (after a grace period of five business days) or principal due on the final maturity date is not paid, certain other covenants are not complied with and such noncompliance materially adversely affects the noteholders, B&B Air Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or any acceleration of the Notes after the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes and will not be available to us to make distributions to our shareholders or for any other of our liquidity needs.

Certain Covenants. B&B Air Funding is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described below.

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Aircraft Dispositions. The ability of B&B Air Funding to sell aircraft is limited under the Securitization documentation. B&B Air Funding may sell up to ten aircraft without the consent of the policy provider and additional aircraft with the consent of the policy provider provided that such sales do not violate the concentration limits discussed below and the price is above 107% of the obligations of the notes allocable to such aircraft. B&B Air Funding may also sell aircraft provided that (1) sales in any one year do not exceed 10% of the initial average base value of all our aircraft as adjusted for depreciation as provided in the indenture, (2) such sales do not violate the concentration limits, (3) Moody’s confirms its rating on the notes and (4) the policy provider consents.

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Concentration Limits. B&B Air Funding may only enter into a future lease (other than a renewal, extension or restructuring of any lease) if, after entering into such future lease, B&B Air Funding is in compliance with certain criteria in respect of limits based on, among other things, the proportion of our portfolio leased to our largest lessees, the regional concentration of our lessees and the sovereign ratings of the countries in which our lessees are located. B&B Air Funding will be permitted to vary from these limits if B&B Air Funding receives a confirmation from Moody’s that it will not lower, qualify or withdraw its ratings on the notes as a result of such lease and the policy provider consents to such lease. These limits may place limits on B&B Air Funding’s ability (absent a third-party consent) to re-lease the aircraft in our Initial Portfolio to certain customers at certain times, even if to do so would provide the best risk-adjusted cash flow and would be within our risk policies then in effect.

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Debt Service Coverage Ratio. From (and including) the monthly period beginning in July 2010 and continuing through July 2012, B&B Air Funding is required to maintain a debt service coverage ratio of 1.80 to 1. In the event that such debt service coverage ratio is not maintained for two consecutive months, all amounts on deposit in the collections account will be applied towards the outstanding principal balance of the notes after the payment of expenses, senior hedge payments and amounts due and owing to the policy provider and the liquidity facility provider.

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Leases. When re-leasing any aircraft, B&B Air Funding must do so in accordance with certain core lease provisions set forth in the indenture. The core lease provisions include, but are not limited to, maintenance, return conditions in respect of the aircraft, lease termination events and prohibitions on the assignments of the leases. These core lease provisions may not be amended without the consent of the policy provider.

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Additional Aircraft. B&B Air Funding is not permitted to acquire any aircraft other than the aircraft in the Initial Portfolio unless certain conditions are satisfied, including that the acquisition does not result in an event of default under the transaction documents and does not result in a default under the applicable concentration limits. We have the right to contribute additional aircraft from time to time to B&B Air Funding. In the event that additional notes are issued to finance the acquisition of additional aircraft, B&B Air Funding must obtain the prior written consent of the policy provider and liquidity facility provider and a confirmation from the rating agencies rating the notes that they will not lower, qualify or withdraw their ratings on the notes as a result of the acquisition. Additional aircraft may include, among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. Any additional notes issued will rank pari passu in right of payment of principal and interest with B&B Air Funding’s outstanding notes. The acquisition of additional aircraft will also require the approval of the directors (including the equity director) of B&B Air Funding.

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Modification of Aircraft and Capital Expenditures. B&B Air Funding is generally not permitted to make capital expenditures in respect of any optional improvement or modification of an aircraft in the Initial Portfolio, including aircraft conversions from passenger to cargo aircraft, or for the purpose of purchasing or otherwise acquiring any engines or parts outside of the ordinary course of business. However, B&B Air Funding may make capital expenditures in the ordinary course of business in connection with an existing or new lease or the sale of an aircraft, and capital expenditures where: (1) conversions or modifications are funded by capital contributions from us, (2) modification payments are made and the aggregate net cash cost does not exceed 5% of the aggregate initial average base value of the Initial Portfolio (other than modification payments funded, with capital contributions from us) or (3) modification payments permitted under the servicing agreement that do not require the express prior written approval of B&B Air Funding. Subject to certain conditions set forth in the indenture, B&B Air Funding is also permitted to use funds available to make scheduled principal payments on the Notes and amounts available for distributions to us for the purpose of converting passenger aircraft in the Initial Portfolio to freighter or mixed use configuration.

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Other Covenants. The indenture contains other covenants customary for a securitization, including covenants that restrict the investment and business activities of B&B Air Funding, maintain the special purpose and bankruptcy remoteness characteristics of B&B Air Funding, limit the amount and type of debt, guarantees or other indebtedness that can be assumed by B&B Air Funding entities, restrict B&B Air Funding’s ability to grant liens or other encumbrances, require the maintenance of certain airline hull, liability, war risk and repossession insurance and limit the ability of the members of B&B Air Funding to merge, amalgamate, consolidate or transfer assets.

As of March 31, 2008, B&B Air Funding was in compliance with all the covenants under the Notes.

In conjunction with the completion of the Securitization, B&B Air Funding, the cash manager and BNP Paribas, entered into the Note Liquidity Facility for the benefit of the holders of the Notes. The aggregate amounts available under the Note Liquidity Facility will be at any date of determination, the lesser of (a) $60.0 million and (b) the greater of (i) the then outstanding aggregate principal amount of notes and (ii) $35.0 million. Advances may be drawn to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the notes issued under the indenture. Prior to any drawing on the Note Liquidity Facility, the cash reserve will be drawn in full. Upon each drawing under the Note Liquidity Facility, B&B Air Funding is required to reimburse the provider of the Note Liquidity Facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture prior to making any dividend payments to us. Upon the occurrence of certain events, including a downgrade of the provider of the Note Liquidity Facility below a certain ratings threshold, the Note Liquidity Facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the Note Liquidity

Facility. Drawings under the initial Note Liquidity Facility bear interest at one-month LIBOR plus a spread of 1.2%. B&B Air Funding was also required to pay an upfront fee of $360,000 at closing and a commitment fee of 40 basis points on each payment date to the provider of the Note Liquidity Facility.

Our obligations under the Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.

Aircraft Acquisition Facility

Our subsidiary, B&B Air Acquisition, has a senior secured revolving credit facility with an affiliate of Credit Suisse Securities (USA) LLC and several other lenders. The Aircraft Acquisition Facility provides for loans in an aggregate amount of up to $1.2 billion, $96.0 million of which constitutes an equity tranche that we have provided to B&B Air Acquisition and which must be fully drawn before any of the remaining $1.1 billion may be drawn. Borrowings under the Aircraft Acquisition Facility are used to finance the acquisition of additional aircraft. All borrowings under the Aircraft Acquisition Facility are subject to the satisfaction of terms and conditions, including the absence of a default and the accuracy of representations and warranties and to agent consent.

Availability. The Aircraft Acquisition Facility is available for a period of up to two years. The availability period ends on the earlier of November 6, 2009 or a date six months after 90% of the Total Facility Amount ($1,080.0 million including the $96.0 million in equity) has been drawn. The $96.0 million tranche of equity must be drawn first, a $184.0 million Tranche B of loans must be drawn next and a $920.0 million Tranche A of loans becomes available thereafter. The availability of loans under Tranche A and Tranche B is limited such that the outstanding amounts under such tranches combined cannot exceed the sum of (i) 85% of the appraised value of the aircraft financed under the Aircraft Acquisition Facility, (ii) 50% of maintenance reserves paid with respect to such aircraft, and (iii) 100% of the cash collateral (other than maintenance reserves and security deposits) pledged to secure the loans. As of March 31, 2008, the $96.0 million and $184.0 million of Tranche B and equity tranche, respectively, were fully drawn. We have drawn down $233.0 million under Tranche A as of March 31, 2008.

Commitment Fees. B&B Air Acquisition pays a commitment fee of 0.30% per annum on a monthly basis to the Tranche A lenders on the undrawn amount of their Tranche A commitment.

Principal Payments. Commencing on the earlier of the date six months after 90% of the Aircraft Acquisition Facility is utilized or November 6, 2009, all available cash flow from the aircraft held by B&B Air Acquisition will be required to be applied to repay principal on the loans. Unless lenders of no less than two-thirds of the aggregate outstanding Tranche A and Tranche B loans agree to an extension, all amounts outstanding must be repaid in four quarterly installments commencing approximately four to five years after the date of signing the credit agreement.

B&B Air Acquisition may make voluntary prepayments under the Aircraft Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with the proceeds of sales of aircraft financed under the Aircraft Acquisition Facility and all insurance and other proceeds received with respect to any event of total loss of aircraft financed under the Aircraft Acquisition Facility.

Interest. Borrowings and equity drawings under the Aircraft Acquisition Facility will bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. Initially, the applicable margin for Tranche A is 1.25% per annum, for Tranche B is 4.00% per annum and for the tranche of equity, a distribution may be made equal to the percentage determined monthly such that the margin for the entire drawn amount of loans and equity under the facility will be 2.5% per annum. The applicable margin on Tranche A will increase by 0.25% at the end of the availability period if the Tranche A loans do not achieve an Investment Grade Rating, as defined in the facility agreement. After the first quarterly installment of principal is due, approximately four to five years after the date of signing the credit agreement, the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B.

Collateral. Borrowings are secured by our equity interest in B&B Air Acquisition, the equity interest in each subsidiary of B&B Air Acquisition, the aircraft and the leases of the aircraft held by B&B Air Acquisition and its subsidiaries and certain cash collateral, maintenance reserves and other deposits. In order of security interest and priority of payment, tranche A ranks above tranche B and the tranche of equity, and both tranche A and B rank above the tranche of equity.

Covenants. The Aircraft Acquisition Facility contains the following covenants:

•	delivery of financial and other reports;
•	maintenance of a monthly interest coverage ratio of at least 1.1 to 1, and a rolling three-month interest coverage ratio of at least 1.25 to 1;
•	a requirement that the aircraft in B&B Air Acquisition’s portfolio comply with lessee, geographic and aircraft type and age concentration limits; and
•	customary covenants for a senior secured credit facility of this nature.

Capital Expenditures

During the three month period ended March 31, 2008, we acquired and took delivery of five additional aircraft. The fleet of five aircraft acquired are:

•	One Boeing 757-200 on lease to Icelandair (Iceland);
•	One Boeing 777-200ER on lease to KLM (The Netherlands);
•	One Airbus A330-200 on lease to LTU (Germany);
•	One Boeing 747-400 on lease to United Air Lines (USA); and
•	One Airbus A319-100 on lease to Virgin America (USA).

In addition to acquisitions of additional aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of March 31, 2008, the weighted average age of the aircraft in our portfolio was 6.2 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors beyond our control, including U.S. monetary and tax policies, U.S. and international economic factors and other factors. We will be exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes issued in the Securitization and any related borrowings under our Note Liquidity Facility and our Aircraft Acquisition Facility. As of March 31, 2008, 51 out of our 59 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining nine leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without a corresponding proportional increase in rents or cash flow from our leases.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modeled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our Notes and borrowings under the Aircraft Acquisition Facility to exposures to interest rate fluctuations, a hypothetical 100 basis-point increase (decrease) in our variable interest rates would have increased (decreased) our interest expense by $12.7 million and would have increased (decreased) our revenues by $2.4 million on an annualized basis.

We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes issued in the Securitization and borrowings under our Aircraft Acquisition Facility. We expect to enter into additional interest rate swap agreements to minimize the risks associated with our other variable rate debt, including any additional borrowings we will be making under our Acquisition Credit Facility. We expect that these interest rate swaps would significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Foreign Currency Exchange Risk

We receive a substantial portion of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro, and we have entered into a lease under which we receive a portion of the lease payments in Euros. During the past several years, the U.S. Dollar has depreciated against the Euro. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. To mitigate such exposure, we intend to and have engaged in a foreign currency hedging transactions. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 4. Controls and Procedures

We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of our disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

We have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity. We are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Item 1A. Risk Factors

For a discussion of our potential risks and uncertainties, see the information under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC on March 31, 2008, which is accessible on the SEC’s website at www.sec.gov. There have been no material changes to the risk factors disclosed in the Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

None.

Item 6. Exhibits

None.